SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2009

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

March 02, 2009

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Dear Sirs,

CREDICORP LTD., in accordance with article 28 of the Capital Markets Law and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, complies with notifying you of the following Material Event:

Credicorp’s Board of Directors, in its session held on February 27, 2009, agreed to submit for consideration and approval at the company’s Annual General Meeting of Shareholders, which will be held on March 31, 2009, the following matters:

1. Approval of the Annual Report of the Company for the financial year 2008.

2. Approval of the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2008, including the report of the independent auditors Medina, Zaldívar, Paredes & Asociados, a member firm of Ernst & Young in Perú.

3° Appointment of the External Auditors of the Company in accordance with the proposal and recommendation of the Audit. Committee and authorization to approve the auditor’s fee.

Furthermore the Board of Directors agreed unanimously the following:

4. Credicorp´s Board of Directors, agreed to pay its shareholders a cash dividend of US$ 141,573,475.50 for a total of 94,382,317 outstanding shares equivalent to US$ 1.50 per share payable on May 13, 2009 to shareholders registered as of April 20, 2009.The Board of Directors approved the distribution of dividend according to the bylaw of the Company and considering a total net income of US$ 357,755,866.85 attained in financial year 2008 plus retained earnings of US$ 21,924,166.37 that add up US$ 379,680,033.22 .

The Board of Directors also agreed to transfer US$ 238,106,557.72 to legal reserves.

In accordance with CONASEV Resolution No. 107-2002-EF/94.10.0, we are enclosing the company’s Annual Report and consolidated financial statements as of December 31, 2008 together with the external auditor’s opinion, as well as the 2008 Annual Information Document, also approved by the Board.

Yours faithfully,

Fernando Palao
Credicorp LTD

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2009

CREDICORP LTD.

By:	/s/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.